Exhibit 21

List of Subsidiaries

Registrant:  Colonial Financial Services, Inc.

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation

Colonial Bank, FSB	100%	United States

Colonial Bank, FSB

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation

COBK Investments, Inc.	100%	Delaware
(formerly known as CB Delaware
Investments, Inc.)

Cohansey Bridge, LLC	100%	New Jersey